Exhibit 99.1

PROGOLD LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 2010 AND 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Governors

ProGold Limited Liability Company

Moorhead, Minnesota

We have audited the accompanying balance sheets of ProGold Limited Liability Company as of August 31, 2010 and 2009, and the related statements of operations, changes in members’ equity and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProGold Limited Liability Company as of August 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Minneapolis, Minnesota

September 23, 2010

www.eidebailly.corn

5601 Green Valley Dr., Ste. 700  |  Minneapolis, MN 55437-1145  |  T 952.944.6166  |  F 952.944.8496  |  EOE

ProGold Limited Liability Company
Balance Sheets
August 31
(In Thousands)

	2010	2009
Assets
Current Assets:
Cash and Cash Equivalents	$100	$100
Prepaid Expenses	59	67
Total Current Assets	159	167

Property and Equipment Held for Lease:
Land and Land Improvements	8,022	7,937
Buildings and Equipment	246,226	244,204
Construction in Progress	1,952	1,649
Less Accumulated Depreciation	(153,867)	(142,775)
Net Property and Equipment Held for Lease	102,333	111,015

Other Assets:
Investments in CoBank,ACB	3,940	4,306
Total Other Assets	3,940	4,306

Total Assets	$106,432	$115,488

Liabilities and Members’ Equity

Liabilities:
Current Liabilities:
Other Accrued Liabilities	$412	$412
Total Current Liabilities	412	412

Other Liabilities	2,533	2,933

Total Liabilities	2,945	3,345

Members’ Equity:
Investments	103,487	104,400
Additional Paid In Capital	—	4,341
Retained Earnings	—	3,402
Total Members’ Equity	103,487	112,143

Total Liabilities and Members’ Equity	$106,432	$115,488

See Notes to the Financial Statements

ProGold Limited Liability Company
Statements of Operations
For the Years Ended August 31
(In Thousands)

	2010	2009

Rental Revenue on Operating Lease	$24,548	$23,940

Expenses:
Depreciation	11,240	11,177
General and Administrative	91	170
Interest Expense, Net	1	—
Interest Income	—	(2)
Loss on Disposition of Property and Equipment Held for Lease	90	140
Total Expenses	11,422	11,485

Net Income	$13,126	$12,455

See Notes to the Financial Statements

ProGold Limited Liability Company
Statements of Cash Flows
For the Years Ended August 31
(In Thousands)

	2010	2009
Cash Provided By (Used In) Operations:
Net Income	$13,126	$12,455
Add (Deduct) Non-Cash Items:
Depreciation	11,240	11,177
Loss on Disposition of Property and Equipment Held for Lease	90	140
Changes in Assets and Liabilities:
Prepaid Expenses	8	11
Deferred Property Taxes	—	46
Other Accrued Liabilities	—	135
Other Liabilities	(400)	800
Net Cash Provided By Operating Activities	24,064	24,764

Cash Provided By (Used In) Investing Activities:
Equity Refund from CoBank, ACB	366	—
Expenditures for Property and Equipment Held For Lease	(2,648)	(2,331)
Net Cash Provided By Investing Activities	(2,282)	(2,331)

Cash Provided By (Used In) Financing Activities:
Distributions to Members	(21,782)	(22,433)
Net Cash (Used In) Financing Activities	(21,782)	(22,433)

Increase (Decrease) in Cash and Cash Equivalents	—	—

Cash and Cash Equivalents, Beginning of Year	100	100

Cash and Cash Equivalents, End of Year	$100	$100

See Notes to the Financial Statements

ProGold Limited Liability Company

Statements of Changes in Members’ Equity
For the Years Ended August 31
(In Thousands)

	American Crystal Sugar Company	Golden Growers Cooperative	Additional Paid-In Capital	Retained Earnings	Total Members’ Equity

Balance, August 31, 2008	$53,244	$51,156	$4,341	$13,380	$122,121

Net Income	—	—	—	12,455	12,455
Distributions to Members	—	—	—	(22,433)	(22,433)

Balance, August 31, 2009	$53,244	$51,156	$4,341	$3,402	$112,143

Net Income	—	—	—	13,126	13,126
Distributions to Members	(466)	(447)	(4,341)	(16,528)	(21,782)

Balance, August 31, 2010	$52,778	$50,709	$—	$—	$103,487

See Notes to the Financial Statements

ProGold Limited Liability Company

Notes to the Financial Statements

(1) NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Organization

ProGold Limited Liability Company (ProGold) is organized as a Minnesota limited liability company. ProGold is owned by American Crystal Sugar Company (51%) and Golden Growers Cooperative (49%). Transfer of ownership in ProGold to another person not already a member is allowed only with the consent of the other Members and the plant’s lessee, Cargill, Incorporated. ProGold has been organized with a life of 50 years and its legal existence will terminate on July 13, 2044, absent a business continuation agreement.

Operating Lease

ProGold leases a corn wet milling facility to Cargill, Incorporated under an operating lease. On November 6, 2007, ProGold entered into an amended operating lease agreement with Cargill, Incorporated that superseded and replaced the previous ten year lease agreement. Payments are to be received monthly under the lease, which runs through December 31, 2017. The operating lease revenue is recognized as earned ratably over the term of the lease and to the extent that amounts received exceed amounts earned, deferred revenue is recorded. Expenses (including depreciation and interest) are charged against such revenue as incurred. The lease contains provisions for extension or modification of the lease terms at the end of the lease period. The lease also contains provisions for increased payments to be received during the lease period related to the plant’s capital additions.

Cash and Cash Equivalents

ProGold considers all highly liquid debt and equity instruments purchased with a maturity of three months or less to be cash equivalents. ProGold places its temporary cash investments with high-credit-quality financial institutions. At times, such investments may be in excess of the applicable insurance limit.

Property and Equipment Held for Lease

Property and equipment held for lease are stated at cost. Depreciation on assets placed in service is provided using the straight-line method over the estimated useful lives of the individual assets, ranging from 5 to 40 years.

Impairment of Long Lived Assets

ProGold reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. There were no impairment losses incurred for the years ended August 31, 2010 or 2009.

Interest Expense, Net

ProGold earns patronage dividends from CoBank, ACB based on ProGold’s share of the net income earned by CoBank, ACB. These patronage dividends are applied against interest expense.

Related Parties

American Crystal Sugar Company and Golden Growers Cooperative are considered related parties for financial reporting purposes.

Income Taxes

ProGold is treated in a manner similar to a partnership for federal and state income tax purposes, based upon its current organization. Accordingly, the financial statements do not include any provision for income taxes.

Accounting Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment in CoBank, ACB

The investment in stock of CoBank, ACB is stated at cost, plus unredeemed patronage refunds received or estimated to be received in the form of capital stock.

(2) LEASE WITH CARGILL, INCORPORATED:

Future minimum payments to be received under the lease are as follows:

Fiscal year ending August 31, (In Thousands):

2011	$21,500
2012	21,500
2013	21,500
2014	21,500
2015	21,500
Thereafter	50,167
$157,667

(3) RELATED PARTY TRANSACTIONS:

ProGold has an administrative services agreement with American Crystal Sugar Company. Amounts incurred under the terms of the American Crystal Sugar Company agreement totaled $14,000 and $15,000 for the years ended August 31, 2010 and 2009, respectively.

(4) OPERATING LEASES:

ProGold is a party to an operating lease for rail cars, which expires in December 2016. Cargill, Incorporated has assumed responsibility for the payments on the rail car lease for the duration of this lease.

(5) FAIR VALUE OF FINANCIAL INSTRUMENTS:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are generally not available for ProGold’s financial instruments. Accordingly, fair values are based on judgments regarding anticipated cash flows, future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates involve uncertainties and matters of judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The estimated fair values of ProGold’s financial instruments as of August 31, 2010 and 2009 are as follows:

Investment in CoBank, ACB

ProGold believes it is not practical to estimate the fair value of the investment without incurring excessive costs because there is no established market for these securities, and it is inappropriate to estimate future cash flows, which are largely dependent on future patronage earnings of CoBank, ACB.

(6) DISTRIBUTIONS TO MEMBERS:

In 2008, ProGold began to make cash distributions to its members. The ProGold Board of Governors has authorized the monthly distribution of cash to the members through December 31, 2010, to the extent that the available cash balance does not fall below $100,000.

(7) ENVIRONMENTAL MATTERS:

ProGold is subject to extensive federal and state environmental laws and regulations with respect to water and air quality, solid waste disposal and odor and noise control. The operating lease with Cargill, Incorporated provides that ProGold may be responsible for claims arising for occurrences prior to the execution of the original operating lease, December 1, 1997. ProGold believes that it was in substantial compliance with applicable environmental laws and regulations prior to that time. The operating lease also provides that Cargill, Incorporated operate the corn wet milling facility in compliance with all applicable federal and state environmental laws and regulations during the term of the lease.

(8) INCOME TAXES:

ProGold conducts an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities. ProGold has determined that it has no unrecognized tax benefits. No interest or penalties are recognized in the statements of operations. ProGold is no longer subject to U.S. Federal or state income tax examinations by tax authorities for fiscal years 2006 and earlier.

(9) SUBSEQUENT EVENTS:

ProGold has evaluated events through the date that the financial statements were available to be issued, for potential recognition or disclosure in the August 31, 2010 financial statements.